Exhibit 2(b)


Duke Power Company                                                 News Release
P.O. Box 1009
Charlotte, NC 28201-1009

(Duke Power logo appears here) Duke Power


April 24, 1997                               Contact      :     Randy Wheeless
                                             Office       :     704/382-8379
                                             24-Hour      :     704/594-0681


            DUKE POWER SHAREHOLDERS APPROVE MERGER AT ANNUAL MEETING

CHARLOTTE, N.C. -- Shareholders of Duke Power Co. today approved the proposed $7.7 billion merger with Houston-based PanEnergy Corp at the company's annual meeting held at Duke Power's headquarters.

At today's PanEnergy Corp annual meeting in Houston, shareholders also approved the merger.

Under the terms of the proposed merger, each outstanding share of PanEnergy common stock would be converted into the right to receive 1.0444 shares of Duke Power common stock upon receipt of all necessary approvals. The new company, Duke Energy, will be based in Charlotte.

The proposed merger has already received regulatory approval from the utilities commissions of South Carolina and North Carolina. The proposed merger must also receive regulatory approval from the Federal Energy Regulatory Commission.

                                     (MORE)

"I am pleased to see that our shareholders have approved this merger and have seen the dynamic future our new company will have" said Richard Priory, president and chief operating officer of Duke Power.

Priory will become chairman and chief executive officer of Duke Energy once the merger is finalized. William Grigg, Duke Power's current chairman and CEO, will retire from the company at the completion of the merger as previously announced.

Duke Power is one the nation's largest investor-owned electric utilities, serving 1.8 million customers in North Carolina and South Carolina.

                                      ###